Filed by Golub Capital BDC 3, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Golub Capital BDC 3, Inc.

Commission File No. 814-01244

On February 7, 2024, Golub Capital BDC 3, Inc. (“GBDC 3”) held a conference call to discuss GBDC 3's financial results for the quarter ended December 31, 2023. The conference call contained information regarding the proposed acquisition (the “Merger”) of GBDC 3 by Golub Capital BDC, Inc. (“GBDC”). The following are excerpts from the transcript of GBDC 3’s February 7, 2024 conference call discussing the proposed merger of GBDC 3 and GBDC.

MATTHEW BENTON: While we’re proud of GBDC 3’s results for the first fiscal quarter, we’re even more excited about the strategic announcement made last month. To refresh your recollection:

•	GBDC 3 announced an agreement to merge with Golub Capital BDC, Inc., a business development company that trades publicly on the Nasdaq under the ticker “GBDC.” The proposed merger would deliver full liquidity to GBDC 3 stockholders in a single transaction.

I’d encourage you to look at the announcement and investor presentation that GBDC 3 filed in January 2024 to learn more about why we think the proposed merger is exciting and important.

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MATTHEW BENTON: Before we conclude, I want to make a few comments about the proposed GBDC 3 Liquidity Event. First, we’re very excited about the proposed merger of GBDC 3 and GBDC. When GBDC 3 commenced operations on October 2, 2017, we said our plan was to build a diversified portfolio of first lien, senior secured middle market loans; to deliver attractive returns while ramping the portfolio over several years; and, once ramped, to evaluate potential options for a liquidity event, including a possible merger – we believe we are executing on that plan successfully.

We believe the combination of GBDC and GBDC 3 maintains all the elements that have made GBDC 3 successful to date and offers GBDC 3 stockholders compelling value and liquidity for their investment.

Following merger close, the combined company’s investment strategy will remain focused on floating-rate, first lien senior secured loans to healthy, resilient middle-market companies that are backed by strong, partnership-oriented private equity sponsors.

Its post-merger investment portfolio will largely be the same as GBDC 3’s current portfolio—highly granular, well diversified and performing well from a credit perspective.

The combined company would be the fifth-largest externally managed, publicly traded BDC, based on the fair value of investments as of September 30, 2023. We believe post-merger GBDC could gain a variety of advantages from its increased scale—advantages like greater trading liquidity and access to a wider range of levers for optimizing its debt capital structure.

And we think post-merger GBDC will be more attractive than ever for long-term holders. The proposed merger is expected to immediately accretive to GBDC’s net investment income per share, primarily because of the incentive fee rate reductions announced in connection with the transaction. We believe the fee structure of the combined company will set the gold standard for public BDCs—meaning higher potential returns for stockholders without incremental risk.

In short, we believe the proposed merger with GBDC is an attractive potential liquidity event for GBDC 3, and we believe post-merger GBDC stock is a compelling long-term investment for GBDC 3 investors.

Thank you for your time today, should you have any questions please feel free to reach out to us.

Forward-Looking Statements

This communication may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this communication may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including those described from time to time in filings with the Securities and Exchange Commission. GBDC 3 undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this communication.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving GBDC 3 and GBDC (the “Merger”), along with related proposals for which stockholder approval will be sought (collectively, the “Proposals”). In connection with the Proposals, each of GBDC 3 and GBDC intend to file relevant materials with the SEC, including a registration statement on Form N-14, which will include a joint proxy statement of GBDC and GBDC 3 and a prospectus of GBDC (the “Proxy Statement”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF EACH OF GBDC 3 AND GBDC ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GBDC 3, GBDC, THE MERGER AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, http://www.sec.gov or, for documents filed by GBDC, from GBDC’s website at http://www.golubcapitalbdc.com.

Participants in the Solicitation

GBDC 3 and GBDC and their respective directors, executive officers and certain other members of management and employees of GC Advisors LLC and its affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of GBDC 3 and GBDC in connection with the Proposals. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the GBDC 3 and GBDC stockholders in connection with the Proposals will be contained in the Proxy Statement when such document becomes available. This document may be obtained free of charge from the sources indicated above.